EXHIBIT 10.3


STAGE STORES, INC.

REELECTION GRANT RESTRICTED STOCK AWARD AGREEMENT


This Reelection Grant Restricted Stock Agreement (the "Agreement") is made effective as of _____, 20____ (the "Date of Grant"), by and between Stage Stores, Inc., a Nevada corporation (hereinafter called the "Company"), and _____, a member of the Board of Directors of the Company (hereinafter called the "Director").

WHEREAS, the Board of Directors of the Company (the "Board") and the Company's shareholders have adopted the Stage Stores, Inc. 2008 Equity Incentive Plan, as it may be amended from time to time (the "Plan"); and

WHEREAS, the Company considers it desirable and in the Company's best interests to reward, retain and attract non-employee Directors of the Company and to provide non-employee Directors with the opportunity to align their interests with those of the shareholders of the Company; and

WHEREAS, the Company's Corporate Governance Guidelines provide that upon a Director's reelection to the Board, the Director will be granted restricted shares of the Company's common stock valued at $_____ based on a Net Present Value (the "Reelection Grant").

NOW, THEREFORE, in consideration of the premises, it is agreed as follows:

1.   **GRANT OF RESTRICTED STOCK.** Pursuant to the terms and conditions contained herein and the terms and conditions of the Plan, the Company hereby grants to the Director as of the Date of Grant a restricted stock award of _____ shares (the "Reelection Grant Shares") of the Company's authorized voting common stock, par value $0.01 (the "Common Shares").

2.   **VESTING.** Except as otherwise set forth in this Agreement, the Reelection Grant Shares will vest, on a cliff basis, on _____ 20____, one year from the Date of Grant (the "Vesting Period").

3.   **DEATH OF DIRECTOR.** Upon the death of the Director, the unvested Reelection Grant Shares will immediately vest.

4.   **DISABILITY OF DIRECTOR.** In the event the Director ceases to be a member of the Board due to disability, the unvested Reelection Grant Shares will immediately vest. For the purposes of this Agreement, the Director shall be deemed to be disabled if the Committee shall determine that the physical or mental condition of the Director was such at that time as

would entitle him or her, if he or she was employed by the Company, to payment of monthly disability benefits under any Company disability plan.

5. **RETIREMENT OF DIRECTOR.** In the event the Director ceases to be a member of the Board by reason of the Director's Retirement (as defined below), the unvested Reelection Grant Shares will immediately vest. For purposes of this Agreement, the term "Retirement" means attaining the age at which a member of the Board must cease serving on the Board as set forth in the Company's Corporate Governance Guidelines (which age is currently 75 years old).

6. **CHANGE IN CONTROL.** In the event of a Change in Control, the Reelection Grant Shares will immediately vest. For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred:

(a)   on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b)   as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c)   the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i)   A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii)   An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii)   A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv)   An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

7.   **FORFEITURE OF REELECTION GRANT SHARES .** The Director will forfeit any unvested portion of the Reelection Grant Shares if the Director ceases to be a Director at any time prior to their vesting date other than due to (i) Retirement, (ii) death, (iii) disability or (iv) Change in Control.

8.   **SHAREHOLDER RIGHTS.** During the Vesting Period, the Reelection Grant Shares will be held in book name by the Company. Subject to the terms of this Agreement, the Director shall have all rights of a shareholder with respect to the Reelection Grant Shares during the Vesting Period, including the right to vote and receive dividends, if any, on the Reelection Grant Shares, provided that the Reelection Grant Shares have not been forfeited to the Company pursuant to Section 2.

9.   **ISSUANCE OF COMMON SHARES.**

(a)   Upon the expiration of the Vesting Period without forfeiture, the Company shall cause a certificate or certificates to be issued to the Director for the Reelection Grant Shares. Common Shares issued pursuant to this Agreement which have not been registered with the Securities and Exchange Commission, if any, shall bear a legend substantially as follows:

> **The Securities represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.**

(b)   The Company shall not be required to transfer or deliver any certificate or certificates for Common Shares under this Agreement: (i) until after compliance with all then applicable requirements of law; and (ii) prior to admission of the Common Shares to listing on any stock exchange on which the Common Shares may then be listed. In no event shall the Company be required to issue fractional shares to the Director or his or her successor.

10.   **GENERAL RESTRICTIONS.** The grant of the Reelection Grant Shares under this Agreement shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the shares of Common Shares subject or related thereto upon any securities exchange or under any state or Federal law, (ii) the consent or

approval of any government regulatory body, or (iii) an agreement by the Director with respect to the disposition of Common Shares is necessary or desirable as a condition of, or in connection with, the issuance of Common Shares thereunder, then the issuance of the Common Shares may not be consummated in whole or in part unless the listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Board.

11.   **ASSIGNMENT.** The rights under this Agreement shall not be assignable or transferable by the Director, except by will or by the laws of descent and distribution. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the rights under this Agreement contrary to the provisions hereof shall be null and void and without effect. During the lifetime of the Director, any right under this Agreement shall be exercisable only by the Director or his or her guardian or legal representative.

12.   **WITHHOLDING TAXES.** Whenever the Company proposes or is required to issue or transfer Common Shares under this Agreement, the Company shall have the right to require the Director to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for the Common Shares. Alternatively, the Company may issue or transfer the Common Shares net of the number of shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the Common Shares shall be valued on the date the withholding obligation is incurred.

13.   **RIGHT TO TERMINATE DIRECTOR.** Nothing in this Agreement shall confer upon the Director the right to continue as a member of the Board or affect any right which the Company or its shareholders may have to terminate the directorship of the Director.

14.   **ADJUSTMENTS.** In the event of any change in the outstanding common stock of the Company by reason of stock splits, reverse stock splits, stock dividends or distributions, recapitalization, reorganization, merger, consolidation, split-up, combination, exchange of shares or the like, the Board shall appropriately adjust the number of Common Shares issuable under this Agreement, and any and all other matters deemed appropriate the Board.

15.   **STOCK RESERVED.** The Company shall at all times during the term of this Agreement reserve and keep available the number of Common Shares necessary and sufficient to satisfy the terms of this Agreement.

16.   **SEVERABILITY.** Every part, term or provision of this Agreement is severable from the others. Notwithstanding any possible future finding by a duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

17.   **NOTICE.** Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail, postage prepaid, addressed to the Company or the Director at their last known address.

18. **GOVERNING LAW.** This Agreement shall be construed in accordance with and governed by the applicable Federal law and, to the extent otherwise applicable, the laws of the State of Texas.

19. **HEADINGS.** The headings in this Agreement are for convenience only and shall not be used to interpret or construe the provisions of this Agreement.

20. **BINDING EFFECT.** This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company.

21. **INCORPORATION OF PLAN.** The Reelection Grant Shares are granted pursuant to the terms of the Plan, which is incorporated herein by reference, and this Agreement shall in all respects be interpreted in accordance with the Plan. If there is any inconsistency between the terms of this Agreement and the terms of the Plan, the Plan's terms shall completely supersede and replace the conflicting terms of this Agreement. All capitalized terms shall have the meanings ascribed to them in the Plan, unless specifically set forth otherwise herein.

22. **MODIFICATION**. This Agreement is intended to comply with the provisions of Section 409A of the Internal Revenue Code, as amended (the "Code"). The Company may change or modify the terms of this Agreement without the Director's consent or signature if the Company determines, in its sole discretion, that such change or modification is necessary for purposes of compliance with or exemption from the requirements of Section 409A of the Code or any regulations or other guidance issued thereunder. Notwithstanding the previous sentence, the Company may also amend the Plan or this Agreement or revoke the Reelection Share Grants to the extent permitted by the Plan.

IN WITNESS WHEREOF, the parties hereto have caused this Reelection Grant Restricted Stock Award Agreement to be executed as of the Date of Grant.

"Company"   Stage Stores, Inc.

                                   By:_____
                                        _____
                                        _____

"Director"

                                   _____
                                   _____